Northrop Grumman Corporation (NOC)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

NOC Shareholder since 2010

Please support proposal topic that won majority support at BorgWarner (BWA) on April 28th

Proposal 5 - Improve Shareholder Written Consent

 Without the improvement called for in this proposal the current shareholder right to act by written consent is useless. Why would any group of shareholders, who own 30% of the Northrop Grumman stock that voted in 2020, decide to do so little as to ask management to look at a calendar and name a date for written consent when the same 30% of shares could compel management to hold a special shareholder meeting on a topic of their choice?

No shareholder group in their right mind would choose the current right to act by written consent when, with the same effort, they can compel management to call a special shareholder meeting.

NOC management is already on record as supporting the shareholder right to act by written consent. This proposal simply converts that right to a useful right instead of the current useless right. This is a win-win for everyone.

Please support proposal topic that won majority support at BorgWarner (BWA) on April 28th

Proposal 5 - Improve Shareholder Written Consent

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.